SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------

                                 Amendment No. 1
                                       To
                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
                            (Name of Subject Company)

                     MACKENZIE PATTERSON SPECIAL FUND, L.P.;
                     MACKENZIE SPECIFIED INCOME FUND, L.P.;
                            MACKENZIE FUND VI, L.P.;
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.;
               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
                 MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC;
                                  CAL-KAN, INC.
                                    (Bidders)

                                 ASSIGNEE UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           One Post Street, Suite 575
Moraga, California  94556                    San Francisco, California  94104
(925) 631-9100                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)







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This  amendment  amends the  Schedule  14D-1  filed  March 2, 1999 to extend the
Expiration Date to May 7, 1999.


Item 1.      Security and Subject Company.

             (a) This Schedule relates to Assignee Units of limited partnership interest (the "Units") in Oxford Residential Properties I Limited Partnership, a Maryland limited partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 7200 Wisconsin Avenue, 11th Floor, Bethesda, Maryland 20814.

             (b) This Schedule relates to the offer by MacKenzie Patterson Special Fund, L.P.; MacKenzie Specified Income Fund, L.P.; MacKenzie Fund VI, L.P.; Accelerated High Yield Institutional Investors, L.P.; Previously Owned Partnerships Income Fund II, L.P.; MP Income Fund 12, LLC; MP Income Fund 14, LLC ; and Cal-Kan, Inc. (collectively the "Purchasers") to purchase up to 2,425 Units. The Offer was originally scheduled to expire on April 9, 1999, but the Expiration Date is hereby extended to May 7, 1999. Accordingly, the Offer Price will equal $550 per Unit, less the amount of any distributions declared or made with respect to the Units between March 2, 1999 (the "Offer Date") and May 7, 1999 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 1999 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached to the original schedule as Exhibits
(a)(1) and (a)(2), respectively. The Issuer had 24,325 Units issued and outstanding held by approximately 1,579 Unitholders as of December 31, 1997, according to its annual report on Form 10-K for the year then ended.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.



Item 11.     Material to be Filed as Exhibits.

             (a)(5)  Press Release

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       April 9, 1999

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MP INCOME FUND 12, LLC.

By MacKenzie Patterson, Manager

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President

MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP INCOME FUND 14, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MACKENZIE FUND VI, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


CAL-KAN, INC.

By:          /s/ C. E. Patterson
             C.E. Patterson,  President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


                                       3

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                                  EXHIBIT INDEX


Exhibit              Description                                         Page

(a)(5)               Press Release